UNITED STATES  SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Sport-Haley, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

96946510-3
(CUSIP Number)

Daniel H. Abramowitz
Hillson Partners Limited Partnership
6900 Wisconsin Avenue, Suite 501
Bethesda, MD 20815
(301) 656-9669
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communication)

September 19, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).

1. NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION
NO. OF ABOVE
PERSON: Hillson Partners Limited Partnership

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP ___

3. SEC USE ONLY

4. SOURCE OF FUNDS: WC

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED PURSUANT TO ITEM
2(d) or 2(e)

6. CITIZENSHIP OR PLACE OF ORGANIZATION: Maryland

7. SOLE VOTING POWER: 218,293

8. SHARED VOTING POWER: 0

9. SOLE DISPOSITIVE POWER: 218,293

10. SHARED DISPOSITIVE POWER: 0

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON: 218,293

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
EXCLUDES CERTAIN SHARES: / /

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
8.58%

14. TYPE OF REPORTING PERSON: PN

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Sport-Haley, Inc.
(Name of Company)

Item 1. Security and Issuer.

The title of the class of security to which this statement relates is the Common Stock of Sport-Haley, Inc. ("SPOR"), who's principal executive offices are located at 4600 E. 48th Avenue, Denver, Colorado 80216.

Item 2. Identity and Background

(a), (b) and (c) This statement is filed by Hillson
Partners Limited Partnership ("Hillson"), 6900 Wisconsin
Avenue, Suite 501, Bethesda, Maryland 20815. Hillson was formed as a limited partnership in October of 1991 under the laws of the State of Maryland for the purpose, among other things, of investing its assets in stocks, bonds and other financial instruments. The general partner of Hillson is Hillson Financial Management, Inc., a Maryland corporation, the President and controlling stockholder of which is Daniel H. Abramowitz

(d) During the past five years, neither Hillson nor Mr.
Abramowitz has been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither Hillson nor Mr.
Abramowitz has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was subject to a judgment, decree of final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f) Hillson is a Maryland limited partnership.

Item 3. Source and Amount of Funds or Other Consideration

The aggregate purchase price, including brokerage commissions, for the 218,293 shares aquired by Hillson as of the close of business on September 20, 2005 is $652,637. Such funds were provided by Hillson's working capital.

Item 4. Purpose of the Transaction

Hillson has purchased the Shares for capital appreciation. Hillson has no current plans or proposals regarding any extraordinary transaction involving SPOR, including any merger, reorganization or liquidation, sale or transfer of assets, change in the board of directors or management, change in the present capitalization or dividend policy, change in business or corporate structure, change in the charter or by-laws or any action similar to any of the foregoing. Hillson may buy or sell
Shares in the future depending on price, availability and general market conditions. Except as disclosed herein, Hillson has no current intention with respect to any action referred to in the text of Item 4 of Schedule 13D, however, Hillson reserves the right to act with respect to any of them as it deems in its own best interests at any time.

Item 5. Interest in Securities of the Issuer

As of the close of business on September 20, 2005, Hillson owned beneficially 228,293 Shares representing
8.97% of the adjusted shares of the Company's Common
Stock outstanding as of May 16, 2005.

Item 6. Contracts, Arrangements, Understandings or

Relationships with Respect to Securities of the Issuer

None.

Item 7. Material to be Filed as Exhibits

None.

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 23, 2005

/s/ Hillson Partners Limited Partnership

By: Hillson Financial Management, Inc.

By: Daniel H. Abramowitz, President


Schedule A

Transactions by Hillson Partners Limited Partnership in the Shares of Sport-Haley, Inc. in the sixty days preceding the date of this Statement.

Date		Number of Shares Sold		Price Per share

9/16/05			58,000				$5.636

9/19/05			23,106				$5.313

9/20/05			6,000				$5.090

9/21/05			4,000				$5.271